July 6, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Judiciary Plaza

Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Re:                            Vertical Health Solutions, Inc.

Form 8-K

Filed April 21, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

File March 16, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

File May 16, 2011

File No. 001-31275

Dear Mr. Reynolds:

This letter is submitted on behalf of Vertical Health Solutions, Inc., a Florida corporation, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated June 17, 2011 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is our response to the Staff’s comments.  In addition, a marked copy of the proposed Amendment No. 1 to the Form 8-K is attached hereto as Annex A for your reference.

Unless otherwise indicated or the context otherwise requires, all references below in this response letter to “we,” “us” and the “Company” are to Vertical Health Solutions, Inc., a Florida corporation, together with its wholly-owned subsidiary, OnPoint Medical Diagnostics, Inc., a Minnesota corporation.  Specific discussions or comments relating only to Vertical Health Solutions, Inc. prior to the merger which occurred on April 15, 2011 reference “VHS” and those relating only to OnPoint Medical Diagnostics, Inc. reference “OnPoint”.

Form 8-K Filed April 21, 2011

SEC Comment:

1.                                       We note the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.  Please provide us a brief analysis regarding the applicability of these sections to you in light of the penny stock provisions.

Response:

We did not intend to rely on the safe harbors contained in Section 27A of the Securities Act and Section 21E of the Exchange Act (the “Safe Harbors”). Our references to the Safe Harbors were intended to provide the reader of the Form 8-K with the definition of “forward looking” and the types of information that might be “forward looking.”  The requested analysis is set forth in the last two sentences of the last paragraph under the heading “Cautionary Notice Regarding Forward Looking Statements”, in which we note that “[t]he safe harbors for forward-looking statements provided by the Private Securities Litigation Reform Act are unavailable to issuers of penny stock.  Our shares may be considered a penny stock and, as a result, the safe harbors may not be available to us.”  We will revise this disclaimer in the amended Form 8-K to clarify that we are not relying on the Safe Harbors.

Description of Business, page 5
Products and Services, page 5

SEC Comment:

2.                                       We note your statement in the first sentence of this section that “the MRI Quality Assurance System has been fully operational since 2006” and that you estimate a commercial launch of the product in the third quarter of 2011.  Please revise to clarify what you mean by “fully operational” and what steps are necessary before conducting the “launch.”  It is unclear for whom the 200,000 images were reviewed; whether or not this was done on a beta or test basis; whether or not you were paid; whether or not you have a prototype or a product that is commercially available now or during the approximately five years referenced in this section.

Response:

We propose to revise the first two sentences as follows:

The MRI quality assurance system has been used at Mayo Clinic since 2006 and the system has successfully performed automated quality control on over 200,000 MRI images at Mayo Clinic.  We licensed the technology underlying the MRI quality assurance system from Mayo Clinic, however, it is currently not commercially available.  While leaving the core image processing algorithms intact, we are re-writing the user interface, creating a flexible reporting framework, redesigning the database, and porting the customer specific system to a more extensible and configurable platform.  We will test and validate these changes with our early adopter customers before introducing the technology to the broader marketplace.

SEC Comment:

3.                                       In this regard, we note the statement on page eight that your software “has been used by the health care facility of affiliates of the software licensor.”  It is unclear what entities have used the software, how it was used and what “additional development and modification” is necessary.  Please revise to clarify.

Response:

We propose to revise the first two sentences as follows:

The MRI quality assurance software is currently functional and has been used by Mayo Clinic.  Since the MRI quality assurance software is currently customer specific, we will need to create a more extensible and configurable platform by updating the existing user interface, re-writing the reporting framework and extending the database for broader commercial use.

SEC Comment:

4.                                       We note your reference in the second sentence of this section to porting your technology to a “cloud computing SaaS platform” and in the third paragraph under Marketing and Sales on page six to your “deploy[ing] in the cloud.”  In the interest of clarifying your business model, please revise to provide more detailed disclosure on the SaaS computing model and what you mean by “cloud computing.”  Clarify between products and services that you develop as opposed to resell from other developers.  For example, it is unclear if you develop SaaS or must pay a third party for it.

Response:

We propose to add the following section to clarify the application of SaaS and Cloud Computing to our business:

Multi-tenant SaaS Platform Delivered in the Cloud

Our software-as-a-service platform will enable our proprietary software solutions to be implemented, accessed and used by our customers remotely through an Internet connection, a standard web browser and a variety of other access points such as smart phones, tablets and hand-held devices.  Our multi-tenant architecture will provide for a single instance of the software to serve multiple clients.  This technical architecture allows for rapid time to deployment, faster innovation cycles, increased scalability and a reduced cost structure through operational efficiencies.

Our solutions will be hosted in the cloud, which are data center facilities provided by a third party, but where the operating software is maintained by us.  The cloud delivery model eliminates for our customers the time, risk, headcount and costs associated with installing and maintaining applications within their own operating environments.  We believe our cloud-based SaaS delivery model, coupled with our subscription-based license model, effectively replaces the large, front-loaded cost, typical of most traditional licensed enterprise software deployments, with a lower risk, pay-as-you-go model.

SEC Comment:

5.                                       Please revise to clarify, if true, that the reference to reimbursement by the federal government in the third sentence of this section refers to reimbursement under Medicare.

Response:

We propose to revise the third sentence as follows:

Our system automates the time-consuming, paper-based, and subjective quality control process mandated by the federal government as a condition for Medicare reimbursement.

SEC Comment:

6.                                       Please revise to clarify the meaning of “alpha and beta programs” and “key luminaries” as used in the second sentence on page six.  We also note your reference to “luminaries” in the first paragraph of page 13.

Response:

We propose to revise the paragraph as follows:

We have identified specific strategies to grow sales and operations to meet our commercialization goals.  Prior to commercialization, we will work closely with luminaries in our target market to take our quality assurance and accreditation software through structured software release life cycles, composed of discrete phases and system testing.  These luminaries are show sites that represent customers in our target market including imaging centers, small community hospitals and large healthcare institutions.

SEC Comment:

7.                                       To the extent material, please revise where appropriate to identify “the individual stockholders of Healthcare IP Partners” referenced on page eight and briefly describe the background of the outstanding debt settlement.

Response:

We propose to revise the second sentence as follows:

In September 2010, shares of OnPoint were issued to Healthcare IP Partners in settlement of $500,000 outstanding debt of OnPoint owed to Healthcare IP Partners, which shares were then distributed with the remaining shares of OnPoint owned by Healthcare IP Partners to the individual stockholders of Healthcare IP Partners (other than the founders), referred to herein as the Second Distribution.  This debt consisted of a one-time pre-formation charge, miscellaneous start-up costs, and monthly shared services/consulting fees. The debt settlement was necessary to eliminate the outstanding debt on the balance sheet in order for OnPoint to raise additional capital.

Governmental Regulation, page 6

SEC Comment:

8.                                       We note your discussion of your MRI quality control software being classified as a Class I Medical Device.  Please also address whether you have complied with the regulations and controls you describe in this section with respect to your software.

Response:

We propose to modify the paragraph as follows:

Our MRI quality control software has been classified as a Class I Medical Device. The regulations applicable to our MRI quality control software indicate that such device is Good Manufacturing Practice, or GMP, exempt which means that we, as the manufacturer, are exempt from the pre-market notification requirement, but must register the manufacturing facility and list the device with the FDA when the company is ready to market the device.  When applicable, we intend to adhere to the Class I Medical Device regulations and controls, but currently we do not have any filing requirements.

The Medicare Improvements for Patients and Providers Act of 2008, page 6

SEC Comment:

9.                                       Please clarify, if true, that the requirement to meet Medicare standards described in this section is in order to receive reimbursement under Medicare, not a general requirement to meet such standards for all physicians and other suppliers that furnish advanced diagnostic imaging services.

Response:

We propose to revise this paragraph as follows:

Due to efforts by the ACR and others, the United States Congress passed the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, requiring physicians and other suppliers that furnish advanced diagnostic imaging services, including MRI, CT, and nuclear medicine/PET, to meet Medicare standards by January 1, 2012 in order to receive reimbursement under Medicare.  The ACR was designated as an accrediting body, and requires a stringent quality control process to meet its accreditation standard.  OnPoint’s software-as-a-service solution automates ACR’s labor intensive quality control process mandated by the United States Congress as a condition for Medicare reimbursement of the technical component of an MRI procedure.

Competition, page 6

SEC Comment:

10.                                 Please revise this section to provide a more balanced discussion of your competitive position and the principal methods of competition in the industry.  In this regard, reconcile your disclosure here with your disclosure in the third risk factor on page nine.

Response:

We intend to revise the Competition section on page six as follows:

The market for MRI quality assurance software solutions is new and currently just evolving.  Overall, the quality control market within the medical industry is fragmented, with much of the work still being performed manually.  As such our primary competitor today is the manual process performed by technologists and recorded in a paper-based log book.  The only direct competitor with a software solution is Radiological Imaging Technology, who does not offer a cloud-based solution.  Potential competitors include large, multi-national companies who have a larger installed base of users, longer operating histories, greater name recognition and substantially greater technical, marketing, and financial resources.

We believe that the principal competitive factors in our market include:

•                  ease of use;

•                  product performance and functionality;

•                  breadth and depth of functionality;

•                  speed and ease of deployment, integration and configuration;

•                  total cost of ownership, including price and implementation and support costs;

•                  sales and marketing approach;

•                  multinational capabilities;

•                  security and data privacy;

•                  scalability and reliability;

•                  company reputation; and

•                  price.

We believe that we compete favorably on the basis of each of the factors listed above, except that potential future large, multi-national competitors would have greater sales, marketing and financial resources, more extensive geographic presence and greater name recognition than we do.  As of the date of this filing, our cloud-based MRI quality assurance solution is currently being tested at our key luminary accounts, but is not commercially available.

In addition, we will revise the risk factor on page nine as follows:

We compete in highly competitive markets.

The industry could develop new competitors that may have longer operating histories, established ties to customers, greater brand awareness and well-accepted products. These competitors in the market space could have greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that are competitive with our products.

SEC Comment:

11.                                 Please also clarify your reference to a “few smaller companies” by including what you are comparing such companies to and by comparing them to the size of your own operations.

Response:

Please see the revised language in Comment 10 above.

SEC Comment:

12.                                We also note your discussion of what your competitive advantages “will be” in the last sentence of this section.  Please provide clear disclosure that as of the date of this filing you have not completed development of your “cloud based technology platform” and have not expanded your quality assurance system to cover “all medical imaging devices.”  In this regard we note your disclosure in the first paragraph under Products and Services that you are “currently porting the technology to a cloud computing SaaS platform” and in the second paragraph of page six that you “intend” to develop additional models for MRI as well as quality control systems for other modalities.

Response:

Please see our response to Comment 10 above.  In addition, we will add the following to the Products and Services Section:

Our broader vision is to deliver an enterprise quality assurance platform that addresses the quality,

operational, and regulatory requirements of all diagnostic imaging devices.  The first release of our product, however, will focus on MRI.

SEC Comment:

13.                                 Furthermore, revise to clarify how a “cloud based technology platform” would be a competitive advantage, and identify the principal methods of competition in your intended industry.  See Item 101(h)(4)(iv) of Regulation S-K.

Response:

Please see the revised language in Comment 4 and 10 above.

Intellectual Property, page 6

SEC Comment:

14.                                 Please revise to describe the material terms of your license agreement with the Mayo Foundation.  For example, describe the nature, scope and duration of the license and any financial terms, among other material terms.

Response:

We intend to revise the language on page six as follows.  In addition, this language will be repeated in the “Certain Relationships and Related Transactions, and Director Independence” section on page 29.

On August 1, 2009, OnPoint and Mayo Foundation for Medical Education and Research, or Mayo, entered into a worldwide perpetual license agreement whereby OnPoint licensed certain software and other technology developed by Mayo for use in the healthcare field.  This license is a co-exclusive license with Mayo and another licensee of Mayo.  Pursuant to the license agreement, OnPoint made an upfront payment of $50,000 to Mayo and issued Mayo 1,111,000 shares of OnPoint’s common stock.

On November 12, 2010, OnPoint and Mayo amended and restated the license agreement.  Under the amended and restated license agreement, OnPoint made an additional upfront payment of $50,000 to Mayo and is required to pay Mayo a single digit royalty payment on gross sales of the licensed technology beginning in fiscal year 2011, with minimum royalties of $50,000 for fiscal year 2011 and $100,000 for each fiscal year thereafter.  Under the amended and restated agreement, Mayo has the right to terminate the agreement for material breach, if OnPoint brings suit against Mayo (other than as a result of a material breach by Mayo) or upon insolvency.

We rely primarily on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies.

SEC Comment:

15.                                 We note your reference in the last line of this section to your belief that you have “the necessary licenses from third parties.”  Please revise to clarify what licenses, other than the license from the Mayo Foundation, are necessary for your existing and proposed business operations.

Response:

We are not aware of any additional licenses that will be required for our existing or proposed business operations.  This language was meant to refer to the Mayo technology, and therefore the sentence will be removed.

Employees, page 7

SEC Comment:

16.                                 We note your statement that you have “one full time employee.”  It is unclear how you considered individuals who appear to work for you, such as Mr. Cavanaugh and Mr. Steege.  Furthermore, please revise to also provide the number of part- time employees as called for by Item 101(h)(4(xii) of Regulation S-K.  Please revise as appropriate or advise.

Response:

We propose to add the following sentence to the “Employees” section on page 7:

Mark Steege, our interim CFO, is a part-time consultant to the business.  Mr. Steege was not compensated by OnPoint during 2010, and we intend to compensate Mr. Steege in the future with grants of stock options. In addition, we have four independent consultants who are compensated hourly.

Risk Factors, page 7

SEC Comment:

17.                                 Please delete the statement that the “Company makes no representation and warranty with respect to the projections” found in the second full risk factor on page 10.

Response:

We will make the requested deletion.

Management’s Discussion and Analysis, page 12
Results of Operations, page 13

SEC Comment:

18.                                 Please revise to clarify the meaning of your statement under Research and Development Expenses that the “Company has been in the early stages of its software development during both periods depending on available funding levels.”

Response:

We intend to clarify the statement as follows:

Our development expenses were $69,815 for the year ended December 31, 2010 compared to $28,650 for the period from inception (February 1, 2009) to December 31, 2009. The increase in expenses was from the engagement of additional consultants and software engineers that were primarily focused on porting the existing system to a cloud-based software-as-a-service platform.

SEC Comment:

19.                                 Please revise to describe in quantitative and qualitative terms the underlying causes of annual, material changes when discussing your results of operations. For example, you do not identify or quantify the significant items that resulted in the increased General and Administrative Expenses described in the second to last paragraph on page 13.

Response:

We intend to revise the second to last paragraph on page 13 as follows:

General and Administrative Expenses.  Our general and administrative expenses were $1,109,080 for the year ended December 31, 2010 compared to $1,030,118 for the period from inception (February 1, 2009) to December 31, 2009.  The increase of $78,962 can be explained as follows.  Amortization expense for 2009 was $13,889 and $33,333 for 2010 which was an increase of $19,444 due to a full year amortization of the license purchase cost.  Internet, hosting and software costs for 2009 was $7,141 and $11,620 for 2010 for an increase of $4,479 which was a result of additional purchases as more funding was available and more programmers and engineers were contracted.  Consulting expense for 2009 was $889,239 and $656,798 for 2010 which was a decrease of $232,441 which was a result of hiring an executive and putting him on payroll instead of contracting the executive services in 2009.  Organizational costs for 2009 were $4,603 and $90,787 for 2010 which was an increase of $86,184 due to legal costs with the restructuring of the Company.  Search and new hire costs for 2009 was $82,854 and $8,379 for 2010 which was a decrease of $74,475 and was a result of a contract with a search firm in 2009 that was searching for several executives and the contract expired in early 2010.  Printing and design costs were $18,869 in 2009 and $6,359 in 2010 for a decrease of $12,510 and this was a result of less focus on expenditures in this area.  Accounting costs for 2009 was $1,457 and $7,500 for 2010 which resulted in an increase of $6,043 which was due to an audit in 2010.  Payroll and payroll related costs were $0 in 2009 and $244,225 for 2010 which was a result of hiring Mr. Cavanaugh as an employee of the Company.  Travel costs for 2009 was $744 for 2009 and $13,532 for 2010 which was an increase of $12,788 as a result of additional travel to conferences, meeting with prospective investors and meeting with industry leaders.  Office expenses for 2009 were $4,672 and $7,426 for 2010 which resulted in an increase of $2,754 due to increased office costs as the Company was completing the reorganization and setting up an office at the end of 2010.  We anticipate that general and administrative expenses will increase as we begin to incur costs relating to our operations as a public company.

SEC Comment:

20.                                 Please revise to clarify which new management hire you are referring to in your discussion under General and Administrative Expenses.  We note that Mr. Cavanaugh’s salary from when he joined OnPoint in February to December 31, 2010 taken alone would appear to suggest expenses exceeding your total increase in general and administrative expenses.

Response:

Please see the response to Comment 19 above.

SEC Comment:

21.                                 Please also revise General and Administrative Expenses or where appropriate to clarify what “investments in business development” were made and how they “support [y]our research and development efforts.”

Response:

Please see the response to Comment 19 above.

SEC Comment:

22.                                 We note footnote (2) on page 14.  With a view to disclosure, advise us of the extent to which the license payments are mandatory regardless of the level of sales.

Response:

We intend to revise footnote (2) on page 14 as follows:

(2)                                  These payments represent the minimum royalty payments required under our license agreement, regardless of sales volume.  Additional royalty payments could be due depending on future sales levels.

Liquidity and Capital Resources, page 14

SEC Comment:

23.                                 Please revise this section to discuss the impact of your material financing arrangements on current and future liquidity.  Identify any restrictive covenants that may impact your liquidity, ability to make capital expenditures or ability to meet cash obligations.  See Item 303 of Regulation S-K.

Response:

We propose to add the following paragraph as a new paragraph after the first paragraph under Liquidity and Capital Resources on page 14:

The convertible notes have a mandatory conversion feature whereby the outstanding principal amount automatically, and without any further action by the noteholders, convert to common stock.  In addition, the holders of such convertible notes have the option to convert the accrued but unpaid interest on such convertible notes into shares of common stock.  Therefore, the only financial obligation associated with these notes would be if the investors elect to receive accrued interest in cash, instead of shares of common stock.

Under our existing license agreement with Mayo, we have an obligation to pay a minimum royalty of $50,000 per year to Mayo for the year ended December 31, 2011.  We do not have any other material contractual obligations as of April 15, 2011.

SEC Comment:

24.                                 Please discuss any material deficiency in your liquidity and indicate the course of action you have taken or propose to take to remedy the deficiency.  Also identify and separately describe internal and external sources of liquidity.  See Item 303(a)(1) of Regulation S-K.

Response:

Please see the response to Comment 23 above.

Properties, page 16

SEC Comment:

25.                                 Please revise this section to also discuss the office in Rochester, Minnesota that you refer to under Geographic Information on page seven.

Response:

We do not have any financial obligation for the office in Rochester.  The reference under Geographic Information on page seven will be removed.

Security Ownership of Certain Beneficial Owners and Management, page 16

SEC Comment:

26.                                 We note your reference to “following completion of the Merger” in footnote 15 on page 18.  Please revise this reference and elsewhere where you refer to the effective date or closing date of the merger to clarify that the merger had already been completed as of the date of this Form 8-K filing.

Response:

We will revise this reference and elsewhere where we refer to the effective date or closing date of the merger to clarify that the merger had been completed as of the date of the Form 8-K filing.

Directors and Executive Officers, page 19

SEC Comment:

27.                                 Please revise your tabular disclosure on page 19 to reflect Mr. Watters’ resignation as an officer of the company, but continuation as a director as of the time of this Form 8-K.  Furthermore, please reconcile the officer titles presented in the table for Mr. Cavanaugh and Mr. Steege with the narrative disclosure in the second paragraph of this section.

Response:

We propose to revise the Directors and Executive Officers section as follows:

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Merger, the Board of Directors consisted of Stephen M. Watters, Jugal K. Taneja and Alfred Lehmkuhl, who were elected to serve until their successors were duly elected and qualified or until the next annual meeting of the Company’s stockholders.  Pursuant to the Merger and as of April 15, 2011 (the Closing Date of the Merger), William T. Cavanaugh was appointed as a director of the Company.  Pursuant to the Merger and as of the tenth day following the mailing of an Information Statement on Schedule 14f-1, Gus Chafoulias, Blake Whitney, George Danko, Dr. Richard Lindstrom and Tom Tomlinson will be appointed as directors of the Company.  Each of Mr. Taneja and Mr. Lehmkuhl has submitted a letter of resignation from the Company’s Board of Directors which became effective on the Closing Date.  Mr. Watters has submitted a letter of resignation from the Company’s Board of Directors which will become effective upon the tenth day following the mailing of an Information Statement on Schedule 14f-1 to our stockholders.  We filed Schedule 14f-1 with the SEC on April 12, 2011, and therefore each of Mr. Chafoulias, Mr. Whitney, Mr. Danko, Dr. Lindstrom and Mr. Tomlinson will become directors on April 22, 2011.

On the Closing Date, all officers of the Company resigned effective immediately.  Upon the resignations of the officers of Company, the officers of OnPoint in office immediately prior to the Closing Date were appointed as officers of the Company and will serve as the officers of VHS until their successors are duly elected or appointed and qualified.  In addition, on the Closing Date, Mr. Watters, Mr. Taneja and Mr. Lehmkuhl, as the directors of VHS, appointed Mr. William T. Cavanaugh as the Chief Executive Officer of the Company and Mr. Mark Steege as the Interim Chief Financial Officer, Treasurer and Secretary of the Company effective on April 15, 2011.

The names of the former directors, current officers and directors and the incoming directors of the Company, as well as certain information about them are set forth below:

Name	Age	Director Since	Position

Former Directors:

Jugal K. Taneja	67	2000	Director(1)

Alfred Lehmkuhl	79	2002	Director(1)

Current Directors and Officers:

Stephen M. Watters	44	2006	Director(2)

William T. Cavanaugh	47	2010	President, Chief Executive Officer and Director(3)

Mark Steege	50	2010	Interim Chief Financial Officer

Incoming Directors:

Gus Chafoulias	75	2009	Director(4)

George Danko	60	2010	Director(4)

Blake Whitney	64	2010	Director(4)

Dr. Richard Lindstrom	63	2010	Director(4)

Tom Tomlinson	48	2010	Director(4)

(1)	Such directors’ resignations were effective as of the Effective Date.

(2)

Mr. Watters resigned as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company effective as of the Effective Date.  Mr. Watters’s resignation as a director of the Company will become effective as of April 22, 2011.

(3)	Mr. Cavanaugh was appointed as President, Chief Executive Officer and director of the Company as of the Effective Date.

(4)	Such persons will be appointed directors of the Company effective as of April 22, 2011.”

SEC Comment:

28.                                 Please revise the first footnote on page 19 to clarify the date upon which Messrs. Watters, Taneja and Lehmkuhl’s resignations go into effect.

Response:

Please see our response to Comment 27 above.

Incoming Directors and Officers of the Company, page 20

SEC Comment:

29.                                 We note that you refer to the individuals listed in this section as “incoming” directors and officers.  It appears, however, that they became directors and officers on April 15, 2011.  Please revise the heading of this section and where appropriate to clarify that such directors and officers are “current” directors and officers.

Response:

Please see our response to Comment 27 above.  In addition, we will revise the heading of this section and where appropriate to clarify which directors and officers are “current” directors and officers.

SEC Comment:

30.                                 We note your disclosure regarding Mr. Cavanaugh’s involvement with Solonis in your description of his business experience.  Please remove the disclosure regarding revenues and profitability of this company.  Such information does not present a complete understanding of Solonis and are not relevant to your company’s business.

Response:

We propose to revise the sentence in Mr. Cavanaugh’s biography relating to Solonis as follows:

Prior to UnitedHealth Group, Mr. Cavanaugh was CEO of Solonis, which he founded in 1991 and grew as a software and professional services business for 11 consecutive years thereafter.

SEC Comment:

31.                                 Please revise your description of Mr. Chafoulias’ business experience by including the start and end date of his directorship with Southwest Casino Corp. Furthermore, clarify the extent to which the private companies on which he serves as Chairman are directly or indirectly controlled by him by virtue of his equity ownership in such companies.

Response:

We intend to revise the sentences in Mr. Chafoulias’ biography relating to Southwest Casino and the private companies on which he serves as a Chairman as follows:

From December 2005 through March 2009, he served on the board of Southwest Casino Corp, a once public company.

For the private companies where he serves as Chairman, Andy’s Liquor is the only business where he has a majority ownership.

SEC Comment:

32.                                 Please provide the principal business of Jump Technologies and SpringWorks in your description of Mr. Danko’s business experience and for Tearlab in your description of Dr. Lindstrom’s business experience, both on page 21.

Response:

We will include the following descriptions for each of the Jump Technologies, SpringWorks and Tearlab:

Jump Technologies, a provider of SaaS-based inventory management solutions

SpringWorks, an investment company focused on emerging technologies

Tearlab, a provider of diagnostic systems for eye care practitioners

Qualifications for Proposed Directors, page 22

SEC Comment:

33.                                 We note that your disclosure under Director Independence on page 23 appears to only consider whether your pre-merger directors are independent.  Please also expand your discussion to include the directors that were current as of the filing of the Form 8-K.

Response:

Please see our response to Comment 29.  In addition, we propose to revise the director independence language as follows:

Director Independence

During his tenure as a director, Mr. Alfred Lehmkuhl was the only independent director of the Company.  During his tenure as a director, Mr. Taneja was not independent because he was also a stockholder of Vitality Systems, Inc., or Vitality.  Vitality was owned by Mr. Watters, Mr. Brian Nugent, a former director and officer of the Company, and Mr. Taneja, a then-current director of the Company.  Mr. Watters is not independent because he was an officer of the Company during the past three years.  Mr. Cavanaugh is not independent because he is also an officer of the Company.  The determination of independence of directors has been made using the definition of “independent director” contained under Rule 5605(a)(2) of the Rules of NASDAQ stock market.

Executive Compensation, page 23
Summary Compensation Table, page 23

SEC Comment:

34.                                 We note that in your Form 10-K for the year ended December 31, 2010 you list $12,000 under All Other Compensation for Mr. Watters in 2010, but do not do so here.  Please revise as appropriate reconcile this inconsistency.

Response:

We will update the 2010 executive compensation information to include $12,000 under All Other Compensation for Mr. Watters.  We will also add a footnote explaining that, as compensation for his services as Chief Executive Officer, Mr. Watters received a stipend of $1,000 per month.  This amount accrued until such time as the Company was able to pay outstanding obligations.  As of December 31, 2010 and 2009, the Company had an outstanding obligation to Mr. Watters in the amount of $21,000 and $12,000, respectively.  In addition, we will remove the disclosure for Mr. Watters under the “Certain Relationships and Related Transactions, and Director Independence” section since this information will not be required to be disclosed as a related party transaction in accordance with Instruction 5(b) of Item 404(a).

SEC Comment:

35.                                 We note the reference to SEC rules in the second footnote to the summary compensation table.  Please refer to Item 402(n)(2)(ix) of Regulation S-K and revise consistent with the instructions thereto regarding conditions under which you may exclude disclosure regarding compensation in the form of perquisites.

Response:

We intend to revise the footnote as follows:

(2)                                  Other compensation in the form of perquisites and other personal benefits, securities or property have been omitted in those instances where such perquisites and other personal benefits, securities or property constituted less than $10,000 in the aggregate for the fiscal year.

In addition, based on the foregoing revision, we have confirmed that the amounts listed in the “All Other Compensation” column remain correct.

SEC Comment:

36.                                 We note that Mr. Cavanaugh appears to have received a stock award as part of his compensation for 2010.  Please provide narrative disclosure regarding the circumstances and terms of this stock award.  See Item 402(o) of Regulation S-K.

Response:

We propose to add the following footnote (7):

(7)                                  Mr. Cavanaugh received 800,000 shares of common stock on September 15, 2010 as a special one-time grant to build and lead the business.

Certain Relationships and Related Transactions, and Director Independence, page 29

SEC Comment:

37.                                 Please revise to fully disclose all related party transactions.  In this regard, we note the following non-exclusive examples: the 1,100,000 non-qualified stock options to employees of a related party referenced in the last paragraph of page 15 of Exhibit 99.1, and the stock options to certain board members to acquire 100,000 shares of common stock at $.65 per share referenced on page 20 of Exhibit 99.1.

Response:

We acknowledge the Staff’s comment.  We intend to revise the disclosure as follows:

Except as described below, none of our directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which we were or are to be party. None of our directors or officers is indebted to us.

Vertical Health Systems, Inc.

Since we had limited cash resources, we had a verbal agreement with Vitality Systems, Inc., whereby Vitality would pay legal, accounting and other general operating expenses on our behalf. Jugal Taneja, Brian Nugent and Steve Watters are shareholders of both Vitality and us. The agreement had no specific repayment terms and was non-interest bearing. As of December 31, 2010 and 2009, we owed Vitality $10,370 and $0, respectively.

We believe that material affiliated transactions and loans, and business relationships entered into by us with certain of our officers, directors and principal shareholders or their affiliates were on terms no less favorable than we could have obtained from independent third parties. Any future transactions between us and our officers, directors or affiliates will be subject to approval by a majority of disinterested directors or shareholders in accordance with Florida law.

OnPoint Medical Diagnostics, Inc.

The following is a description of transactions since OnPoint’s inception to which OnPoint has been a party, in which the amount involved in the transaction exceeds the lesser of $120,000 or one percent of the average of OnPoint’s total assets at year end since OnPoint’s inception, and in which any of OnPoint’s directors, executive officers or holders of more than 5% of OnPoint’s capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described herein.  OnPoint believes the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Mark Steege

Since 1995, Mr. Steege has served as chief financial officer of Titan Ventures, a company founded by Mr. Gus Chafoulias, the Chairman of our Board of Directors.  In November 2010, Mr. Chafoulias transferred 20,000 shares of common stock held by Mr. Chafoulias to Mr. Steege in exchange for Mr. Steege’s agreement to act as our Interim Chief Financial Officer.  The approximate value of the shares at the time of the transfer was $0.65 per share, or $13,000.

Convertible Note Financing

In the fourth quarter of 2010 and through March 2, 2011, OnPoint offered and sold 10% convertible promissory notes, referred to herein as the Promissory Notes, to accredited investors and raised a total of $1,347,500.  Dr. Lindstrom, one of our Board members, participated in the convertible note offering, whereby he purchased an aggregate of $400,000 of convertible promissory notes.

As of April 15, 2011 (the Closing Date of the Merger), there are $1,347,500 of Promissory Notes outstanding, and neither the Company nor OnPoint has made any principal or interest payments in cash on the Promissory Notes.

License Agreement with Mayo Clinic

On August 1, 2009, OnPoint and Mayo Foundation for Medical Education and Research, or Mayo, entered into a worldwide perpetual license agreement whereby OnPoint licensed certain software and other technology developed by Mayo for use in the healthcare field.  This license is a co-exclusive license with Mayo and another licensee of Mayo.  Pursuant to the license agreement, OnPoint made an upfront payment of $50,000 to Mayo and issued Mayo 1,111,000 shares of OnPoint’s common stock.  As a result of such issuance, Mayo held 9.9% of OnPoint’s common stock.

On November 12, 2010, OnPoint and Mayo amended and restated the license agreement.  Under the amended and restated license agreement, OnPoint made an additional upfront payment of $50,000 to Mayo and is required to pay Mayo a single digit royalty payment on gross sales of the licensed technology beginning in fiscal year 2011, with minimum royalties of $50,000 for fiscal year 2011 and $100,000 for each fiscal year thereafter.  Under the amended and restated agreement, Mayo has the right to terminate the agreement for material breach, if OnPoint brings suit against Mayo (other than as a result of a material breach by Mayo) or upon insolvency.

As of April 15, 2011, Mayo holds approximately 13.5% of the outstanding shares of our common stock.

HealthCare IP Partners, LLC (“HIPP”)

In February 2009, OnPoint began utilizing funding from HIPP, a former majority stockholder and a company under common ownership, for operating expenses. HIPP funded OnPoint’s startup costs and negotiated OnPoint’s original license agreement with the Mayo.  HIPP also provided resources, equipment, personnel and facilities necessary for OnPoint to continue its quality assurance software development. During 2010 and 2009, OnPoint incurred $150,000 and $660,619, respectively, of consulting services from HIPP and incurred $262,554 and $197,596, respectively, of advances for operating expenses paid on OnPoint’s behalf.  As part of the Company’s plan for reorganization, in September 2010, the funding and consulting services from HIPP ceased and the unpaid amounts aggregating $1,066,294 at that time were renegotiated and reduced to $500,000. The remaining $500,000 was then repaid by the issuance of 500,000 shares of common stock.  As of December 31, 2010, there were no further outstanding amounts due to HIPP.

Rainwater Capital Partners, LLC

During 2009, OnPoint incurred $150,000 of consulting services from Rainwater Capital Partners, LLC, a stockholder and company under common management and related to HIPP.  Unpaid amounts aggregated $10,000 at December 31, 2009 and were paid in full during 2010.

We note the Staff’s comment to address: (i) the 1,100,000 non-qualified stock options to employees of a related party referenced in the last paragraph of page 15 of Exhibit 99.1; and (ii) the stock options to certain board members to acquire 100,000 shares of common stock at $0.65 per share referenced on page 20 of Exhibit 99.1.

With respect to item (i), these stock options were granted to HIPP employees when OnPoint was a majority-owned subsidiary of HIPP.  Pursuant to Instruction 1 to Item 404(a), a related person includes any officer, director or immediate family member of the registrant.  None of the 1,100,000 non-qualified stock options were granted to individuals that would be considered related persons as defined under Instruction 1 to Item 404(a) of Regulation S-K.  As a result, we did not include disclosure relating to such issuance under this section.  In addition, the 1,100,000 non-qualified stock options had all expired by November 2010.

With respect to item (ii), these stock options were granted to the board members for board service during 2011, however, such stock options were subsequently cancelled and the board members were granted new stock options for board service during 2011 under the Company’s 2011 Omnibus Incentive Compensation Plan.  In accordance with Item 402(f), we are only required to include disclosure on compensation for the prior fiscal year.  Since this compensation occurred after the end of the fiscal year, it will be reflected when Item 402(f) requires such disclosure in accordance with its terms.  In addition, when disclosed, this information will not be required to be disclosed as a related party transaction in accordance with Instruction 5(b) of Item 404(a).

SEC Comment:

38.                                 We note your reference to a “verbal agreement with Vitality to pay expenses on their behalf.”  Please provide additional disclosure on the terms of this agreement and the reason for reimbursing Vitality for expenses.  See Item 404(a)(6) of Regulation S-K. We may have further comment.

Response:

Please see our response to Comment 37 in which we include additional disclosure relating to the verbal agreement with Vitality to pay expenses on behalf of the Company.

SEC Comment:

39.                                 We note your reference to certain compensation owed to Steve Watters for services rendered.  Please revise your disclosure under Executive Compensation and in your summary compensation table to discuss the terms of the related compensation arrangement and these accrued amounts.

Response:

Please see our response to Comment 34.

SEC Comment:

40.                                 Please provide the information required by Item 404(a)(5) of Regulation S-K with respect to the promissory notes purchased by Dr. Lindstrom.

Response:

Please see our response to Comment 37 in which we include the information required by Item 404(a)(5) of Regulation S-K with respect to the promissory notes purchased by Dr. Lindstrom.

SEC Comment:

41.                                 To avoid confusion, please revise the last sentence of this section to reflect that the merger was completed prior to the filing of the Form 8-K.

Response:

We intend to revise the last sentence of this section to reflect that the merger was completed prior to the filing of the Form 8-K.

Recent Sales of Unregistered Securities, page 31

SEC Comment:

42.                                 We note the reference to “certain accredited investors.”  For each transaction in this section, please revise to state briefly the facts relied upon to make the exemption available.

Response:

We intend to revise the disclosure as follows:

RECENT SALES OF UNREGISTERED SECURITIES

Sale of Common Stock

In the third and fourth quarter of 2009, OnPoint offered and sold 320,000 shares of OnPoint common stock to accredited investors at a price of $1.00 per share and raised a total of $320,000.  OnPoint received net proceeds of $281,400 after payment of finder’s fees and legal expenses.  Emergent acted as selling agent for OnPoint and received 10% commission, up to a 3% non-accountable expense allowance and five-year warrants to purchase 10% of the number of shares sold by OnPoint (or 32,001 shares) with an exercise price of $1.00 per share.  The shares were sold, and the warrants were issued, pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act.

Convertible Promissory Notes

In the fourth quarter of 2010 and through March 2, 2011, OnPoint offered and sold the Promissory Notes to accredited investors and raised a total of $1,347,500.  Dr. Lindstrom, one of our Board members, participated in the convertible note offering, whereby he purchased an aggregate of $400,000 of convertible promissory notes.

Upon completion of the Merger on April 15, 2011, the Promissory Notes became our unsecured obligations.  The principal amount of the Promissory Notes are to be repaid by the issuance of our common stock.  The scheduled dates for such satisfactions are September 30, 2011, February 29, 2012, July 31, 2012 and December 31, 2012 with one quarter of the original principal amount of each Promissory Note to be satisfied on those dates.  The Holder of a Note may elect to convert all or a portion of their Promissory Note into common stock prior to a scheduled satisfaction date.  The conversion rate for the principal and interest of a Promissory Note is the lesser of (a) $0.65 per share or (b) 65% of the volume weighted average of our common stock for the twenty trading dates preceding a conversion; however, the conversion price shall not be less than $0.25 per share.

The Promissory Notes accrue interest at a rate of 10% per annum.  Interest is due and payable on December 31, 2011 and on each of the scheduled dates for satisfaction of the principal set forth above.  The holder of a Promissory Note may, prior to the due date of payment, elect to receive payment of interest in shares of common stock.

In connection with the offering of the Promissory Notes, OnPoint engaged Emergent Financial Group, Inc. to act as exclusive selling agent. The selling agent was eligible to receive commissions of 10% of the principal amount of the Promissory Notes and a non-accountable expense allowance of 3% of the principal amount of the Promissory Notes for providing certain services as selling agent.  The selling agent was also entitled to receive a five-year warrant exercisable for 10% of the maximum number of shares which may be issued upon conversion of the principal and accrued interest of the Promissory Notes at the rate of $0.65 per share, with an exercise price of $1.00 per share.  The Promissory Notes were sold pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

SEC Comment:

43.                                 We note the reference to Regulation D on page 31.  We are unable to locate a Form D filed by the company during the relevant time period.  Please revise or advise.

Response:

We acknowledge your comment.  Please note that OnPoint filed the Form D on December 7, 2010 under File No. 021-151467.

SEC Comment:

44.                                 We note the statement regarding approximately 390 holders of record.  It appears that you had approximately 131 fewer holders as of December 31, 2010.  With a view to clarifying disclosure, advise us of the circumstances of the additional shareholders.  It is unclear from the disclosure in this section how or when you acquired the additional holders.

Response:

We intend to revise the disclosure as follows:

Prior to the closing of the Merger on April 15, 2011, VHS had 259 shareholders of record and OnPoint had 131 shareholders of record.  In connection with the Merger, the OnPoint shareholders exchanged their shares of OnPoint common stock for newly issued shares of common stock of VHS.  As a result of the Merger and as of April 15, 2011, the number of shareholders of record of VHS increased to 390 shareholders of record following the Merger.

SEC Comment:

45.                                 Please revise to provide the interest rate applicable to the convertible promissory notes discussed in this section.

Response:

Please see our response to Comment 42.

Exhibits
General

SEC Comment:

46.                                 Please file the following agreements as exhibits to your amended Form 8-K or advise us of why you believe it is not necessary pursuant to Item 601 of Regulation S-K:

•                                        The exhibits required by Item 601(b)(3) of Regulation S-K;

•                                        The convertible promissory notes, option agreements and warrants referred to in the third full paragraph of page four and elsewhere throughout your prospectus; and

•                                        Any material licenses from third parties, other than the Mayo Foundation, as referred to in the last paragraph of page six.

Response:

We propose to revise the language as follows and to add the following exhibits:

LIST OF EXHIBITS FILED WITH 8-K

Exhibit Nos.

2.1

Agreement and Plan of Merger, dated as of February 1, 2011, by and among OnPoint Medical Diagnostics, Inc., on the one hand, and Vertical Health Solutions, Inc. and Vertical HS Acquisition Corp. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 7, 2011).

3.1	Amended and Restated Articles of Incorporation of Vertical Health Solutions, Inc., filed with the Florida Department of State on February 28, 2002, filed herewith.

3.2	Certificate of Amendment to Articles of Incorporation of Vertical Health Solutions, Inc., filed with the Florida Department of State on June 21, 2002, filed herewith.

3.3	Certificate of Amendment to Articles of Incorporation of Vertical Health Solutions, Inc., filed with the Florida Department of State on December 16, 2005, filed herewith.

3.4	Certificate of Amendment to Articles of Incorporation of Vertical Health Solutions, Inc., filed with the Florida Department of State on November 14, 2007, filed herewith.

3.5	Certificate of Amendment to Articles of Incorporation of Vertical Health Solutions, Inc., filed with the Florida Department of State on March 31, 2011, filed herewith.

3.6	By-Laws of Vertical Health Solutions, Inc., filed as Exhibit 3.2 to Form SB-2, File No. 333-74766.

3.7	Certificate of Incorporation of OnPoint Medical Diagnostics, Inc., filed herewith.

3.8	Bylaws of OnPoint Medical Diagnostics, Inc., filed herewith.

4.1	Specimen Stock Certificate

4.2	Form of OnPoint Convertible Promissory Notes, filed herewith.

4.3	Form of OnPoint Warrant, filed herewith.

10.1+	Restated and Amended License Agreement, effective as of November 12, 2010, between Mayo Foundation for Medical Education and Research and OnPoint Medical Diagnostics, Inc., filed herewith.

10.2	2011 Omnibus Incentive Compensation Plan, filed herewith.

10.3	Form of 2011 Omnibus Incentive Compensation Plan Nonqualified Stock Option Grant Agreement, filed herewith.

10.4	Form of 2011 Omnibus Incentive Compensation Plan Incentive Stock Option Grant Agreement, filed herewith.

10.5	Share Escrow Agreement, dated April 15, 2011, by and among the Company, OnPoint and Private Bank Minnesota, filed herewith.

10.6	Summary of Terms of Oral Loan Agreement between the Company and Vitality Systems, Inc., filed herewith.

10.7	Form of Subscription Agreement for 2009 Common Stock Offering, filed herewith.

10.8	Form of Subscription Agreement for Private Placement of Convertible Notes, filed herewith.

10.9	Selling Agency Agreement for Private Placement of Convertible Notes, filed herewith.

17.1	Letter from Steve Watters resigning as a director and officer of the Company, dated April 15, 2011, filed herewith.

17.2	Letter from Jugal Taneja resigning as a director of the Company, dated April 15, 2011, filed herewith.

17.3	Letter from Alfred Lehmkuhl resigning as a director of the Company, dated April 15, 2011, filed herewith.

21.1	List of Subsidiaries, filed herewith.

99.1	OnPoint Medical Diagnostics, Inc. financial statements for the fiscal year ended December 31, 2010 and for the period from inception (February 1, 2009) to December 31, 2009 (audited), filed herewith.

99.2

OnPoint Medical Diagnostics, Inc. unaudited pro forma combined balance sheet as of December 31, 2010 and unaudited combined statement of operations for the year ended December 31, 2010, filed herewith.

+                                         Confidential Treatment Requested. Confidential Materials omitted and filed separately with the Securities and Exchange Commission.

In addition, in response to your comment in relation to the material licenses from third parties, other than Mayo, please see our response to Comment 15.

SEC Comment:

47.                                 We note your references to an oral agreement with Vitality on page 29.  As it appears you are party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, please provide a written description of the contract as an exhibit to the Form 8-K.  For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04.

Response:

We will add a written description of the oral agreement between the Company and Vitality Systems, Inc. as Exhibit 10.6 to the amended Form 8-K, which will read as follows:

Summary of oral agreement between Vertical Health Solutions, Inc. (VHS) and Vitality Systems, Inc. (Vitality)

On January 6, 2008 a verbal agreement was entered into between Vitality and VHS, whereby Vitality would pay VHS business-related expenses, including legal, accounting and other operating expenses, and VHS would reimburse Vitality from time-to-time. Interest will not be charged on outstanding balances and there will be no specific repayment terms.  Either party can terminate the agreement at any time with or without cause, at which time the outstanding balance will be immediately due and payable.

Exhibit 2.1

SEC Comment:

48.                                 Please re-file Exhibit 2.1 in its entirety with your amended Form 8-K, subject to the provisions of Item 601(b)(2) of Regulation S-K.  In this regard, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Response:

We will re-file Exhibit 2.1 with the amended Form 8-K.  The following list identifies all exhibits and schedules to Exhibit 2.1:

Disclosure Schedules to the Agreement and Plan of Merger
Schedule A	Exchange of Securities; OnPoint Capitalization Table
Exhibit A	Certificate of Incorporation of Surviving Corporation
Exhibit B	Bylaws of Surviving Corporation

We intend to file Exhibits A and B as Exhibits 3.7 and 3.8, respectively, to the amended Form 8-K.  Please see our response to Comment 46.  In accordance with Item 601 — Instruction 2 (Plan of acquisition, reorganization, arrangement, liquidation or succession), we have omitted the Disclosure Schedules and the Schedule A since these items do not contain information that is material to an investment decision and such information is either already disclosed in the Agreement and Plan of Merger or in the Company’s public filings. We will provide a copy of the omitted schedules to the Commission upon request.

Exhibit 10.1

SEC Comment:

49.                                 We note references in Article 1.13 to an Exhibit A, in Article 2.05 to an Exhibit B, and in Article 7.01 to an Exhibit C.  Your exhibit should be filed in its entirety, except for the information being redacted pursuant to your confidential treatment request. Please file this exhibit in its entirety with your amended Form 8-K.

Response:

We intend to amend our Confidential Treatment Request relating to the Restated and Amended License Agreement, effective as of November 12, 2010, between Mayo Foundation for Medical Education and Research and OnPoint Medical Diagnostics, Inc. to request confidential treatment for Exhibit A.  In addition, we will re-file Exhibit 10.1 in its entirety with the amended Form 8-K.

Exhibit 99.1
Financial Statements

SEC Comment:

50.                                 We note the merger agreement closed on April 15, 2011, after your March 31, 2011 interim balance sheet date.  Please amend the Form 8-K to provide the March 31, 2011 financial statements of OnPoint Medical Diagnostics, Inc. (“OnPoint”), pursuant to Rule 8-08 of Regulation S-X.  Also provide updated pro forma financial information in the amendment.

Response:

Thank you for your comment.  The merger was completed on April 15, 2011 and the required Form 8-K was filed on April 21, 2011 with the audited financial statements of OnPoint as of December 31, 2010.  We believe the inclusion of OnPoint’s audited financial statements as of December 31, 2010 was correct since, as of April 21, 2011, the March 31, 2011 financial statements were not yet due.  In addition, the inclusion of the December 31, 2010 audited financial statements of OnPoint complied with Rule 8-08 of Regulation S-X since such financial statements were within the 135 day requirement set forth therein as of the Form 8-K filing date of April 21, 2011.  However, the March 31, 2011 financial statements for OnPoint have been filed as required under Regulation S-X with the Form 10-Q for the Company that was filed on May 16, 2011.  Additionally, we have included a pro forma combined balance sheet in the Form 10-Q for the period ended March 31, 20110 (see footnote #2).

Notes to Financial Statements, page 6

SEC Comment:

51.                                 We note the disclosure on page eight of your Form 8-K that you may have undisclosed liabilities relating to or in connection with the Restructuring.  Please advise us of the following:

•                  Tell us whether you have determined the likelihood of future liability for these contingencies to be reasonably possible or remote.

•                  To the extent reasonably possible, tell us the aggregate possible loss or range of loss for these contingencies or explain to us why such an estimate cannot be made.

•                  Also revise to provide the unrecognized contingencies disclosures required by FASB ASC 450-20-50-3 through 50-6, as applicable.

Response:

With the restructuring of the liabilities owed to Healthcare IP Partners, the Company believes all outstanding liabilities owed to Healthcare IP Partners were settled with the distribution of certain shares of OnPoint’s stock.  The likelihood of any remaining liabilities being owed to Healthcare IP Partners (none that we are aware at this time) is remote.  However, we felt it should be disclosed as a risk factor.  We propose to revise the risk factor as follows:

Prior to March 2009, OnPoint was a wholly owned subsidiary of Healthcare IP Partners.  In March 2009, Healthcare IP Partners distributed certain shares of OnPoint owned by Healthcare IP Partners to the individual stockholders of Healthcare IP Partners (other than the founders), referred to herein as the Initial Distribution.

In September 2010, shares of OnPoint were issued to Healthcare IP Partners in settlement of $500,000 outstanding debt of OnPoint owed to Healthcare IP Partners, which shares were then distributed with the remaining shares of OnPoint owned by Healthcare IP Partners to the individual stockholders of Healthcare IP Partners (other than the founders), referred to herein as the Second Distribution.  This debt consisted of a one-time pre-formation charge, miscellaneous start-up costs, and monthly shared services/consulting fees. The debt settlement was necessary to eliminate the outstanding debt on the balance sheet in order for OnPoint to raise additional capital.

The Initial Distribution and the Second Distribution are referred to herein as the Restructuring.  Following the Restructuring, Healthcare IP Partners did not own any shares of OnPoint and there were no remaining liabilities due Healthcare IP Partners from OnPoint.  However, there is always a remote possibility that an unknown liability was not properly settled with this Restructuring.  If there are any remaining potential unknown liabilities, we do not believe such liabilities would be material to our financial statements.

As a result, there would be no disclosures required under the guidance of ASC 450-20-50-3 through 50-6.

SEC Comment:

52.                                 We note the registration rights disclosed on page 32 of your Form 8-K.  Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50, as applicable.

Response:

The registration rights agreement does not provide for any payment arrangements or liquidated damages and thus no additional disclosures are required.

Accounts Payable — Related Parties, page 11
Mayo Foundation for Medical Education and Research, page 12

SEC Comment:

53.                                 We note that you entered into a perpetual license agreement with the Mayo Foundation for the use of software technology on August 1, 2009, and made an upfront payment of $50,000 and issued 1,111,000 common shares to the Mayo Foundation; and that you amended and restated the license agreement on November 12, 2010 and made another upfront payment of $50,000 (page 29-30 of Form 8-K).  We further note that you capitalized the $100,000 paid (page 10 of Ex. 99.1) and you are amortizing the license over its estimated useful life of three years (page 7 of Ex. 99.1).  Please advise us of the following:

•                  Tell us the fair value of the software technology license on August 1, 2009 and explain to us how you determined the fair value.  Refer to ASC 350-30-30-1 through 30-2.

•                  Tell us how you determined the three year useful life of the license given the perpetual license agreement.  Refer to ASC 350-30-35-1 through 35-5.

•                  Tell us if the upfront payments of $50,000 in 2009 and 2010 represent minimum royalty payments for those years and, if so, explain to us why you capitalized these payments.

Response:

Thank you for your comment.  Please note our responses to your comments set forth above in corresponding order:

[Bullet #1] - The perpetual license that was purchased from Mayo, was an intangible asset that was recorded by the Company at the cash consideration given up per ASC 805-50-30-2, which was the initial $100,000 payment required under the agreement.  We considered the 1,111,000 shares of common stock as founders shares, at a par value of $.01 per share for total founder value of $11,110 and not part of the consideration for the license, but part of the initial incorporation of the company.

[Bullet #2] — We will be rewriting the software provided by the licensor and it is estimated that in three years all of the code, database and algorithms licensed to the Company will have been rewritten.  Therefore, we established a 3-year estimated life of this intangible asset and is amortizing accordingly.  This accounting treatment is following the guidance of ASC 350-30-35-2.

[Bullet #3] — The two $50,000 payments were not considered minimum royalty payments under the agreement and were properly capitalized following the guidance in ASC 350-30-30.  They were the initial cost to purchase the license in the first place and then the minimum royalty payments would follow once the new software product was ready to be sold commercially.  As the Company makes the minimum royalty payments in the future under the agreement, they will be expensed as incurred.

6. Convertible Debt, page 12

SEC Comment:

54.                                 We note that the conversion price is the lesser of $0.65 per share or 65% of the volume weighted average of the common stock for the twenty trading days preceding a conversion.  We further note that you estimated the fair value of your common stock to be $0.65 during the convertible debt offering period and therefore, you determined there was no beneficial conversion feature to record. Please provide us with your analysis of the terms of the embedded conversion option to determine whether the option requires bifurcation and separate accounting under FASB ASC 815-15.  To the extent that you determined the conversion option does not require bifurcation under ASC 815-15, also provide us with your analysis under ASC 470-20 as to whether a beneficial conversion feature exists at issuance.

Response:

The terms of the embedded conversion option are as follows:

•                  The note holders can convert the debt at any time.

•                  Conversion at the lesser of $.65 per share or 65% of the volume weighted average of the common stock for the 20 trading dates preceding a conversion; but not less than $.25

•                  In the event the Company has not completed a “reverse merger” with a publicly held corporation by March 31, 2011, the holder may in its sole discretion demand payment of the principal balance of the note along with a penalty equal to 25% of the principal balance of the note.

The debt is convertible into the Company’s stock and ultimately at a fixed price.  This embedded conversion option is not closely related to the host contract and therefore, would be a freestanding instrument.  However, it would not qualify as a derivative under ASC 815-15 because it would fail the net settlement criteria for a derivative, which means it would not be readily convertible into cash as the Company’s stock is very thinly traded, if at all.

The Company determined that there was no beneficial conversion feature on the date of issuance.  On the date of issuance, the debt was convertible at $.65 and the Company’s stock was estimated to have a fair value of $.65.  However, because of the variable conversion price based on potential future stock sales, there is a possible contingent beneficial conversion feature and this benefit will be accounted for at the time of any future conversion assuming the contingency has been resolved in accordance with ASC 470-20-35.

7. Stockholders Equity, page 13

SEC Comment:

55.                                 We note the $0.001 estimated fair value per share of the 906,500 common shares issued to select individuals for services rendered on September 15, 2010 for a total value of $906; and the $1.00 estimated fair value per share of the 500,000 common shares issued to shareholders of HIPP to satisfy outstanding accounts payable on September 20, 2010 for a total value of $500,000.  We further note the $0.65 estimated fair value per share during the convertible debt offering period beginning in October 2010 (page 12).  Please tell us why the estimated fair value of your common shares ranged from $0.001 to $1.00 per share within a sixty day period.  In doing so, explain to us how you estimated the fair value for each of these transactions and describe the underlying factors and assumptions that contributed to the significant differences in fair value estimates.

Response:

On September 15th, 2010, OnPoint was insolvent.  It had over $1 million of debt on its balance sheet, had been completely out of cash for the past several months and had lost its technology license with the Mayo Clinic.  Thus the $.001 per share was a minimum value assigned to the stock issued for services.

On September 20th, 2010, OnPoint negotiated a settlement for the payable on its balance sheet to HIPP.  The outstanding amount was reduced to $500,000 from approximately $1,000,000 owed at that time, and then converted to 500,000 shares as part of the negotiated settlement with the majority shareholder which equated to $1.00 per share.  The $1.00 per share was not tied to any fair value.  HIPP owned approximately 90% of the company at this time and the intent was not to have a significant issuance to settle the debt.  It was ultimately a negotiation and not tied to any fair value of the stock.

On October 20th, 2010, OnPoint had a clean balance sheet whereby all significant liabilities were settled, a total separation from HIPP was complete, new leadership was put in place, the majority founding shareholders surrendered 5,703,304 shares, we had a plan to capitalize the business through a reverse merger, and had re-established a working relationship with Mayo Clinic to renew the technology license agreement.  Under these new operating conditions, we had an estimated pre-money valuation of $4.6 million, total shares outstanding of 7,143,113 and thus a corresponding share price of $.65 share price.

Form 10-K for the Fiscal Year Ended December 31, 2010
Controls and Procedures, page 12

SEC Comment:

56.                                 You disclose in the first paragraph under this heading that disclosure controls and procedures (“DC&P”) are effective and also disclose in the fourth paragraph under this heading that DC&P are not effective.  Please revise to provide consistent disclosure regarding management’s conclusion of the effectiveness of DC&P.  Note also that if internal control over financial reporting is ineffective, you must explain the basis for an “effective” conclusion of DC&P.

Response:

We note your comment and will revise the DC&P disclosure to consistently state management’s conclusion that, at December 31, 2010, the DC&P were not effective.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
1. Basis of Presentation, page 6

SEC Comment:

57.                                 We note that the March 31, 2011 historical financial statements are those of OnPoint.  Please explain to us why the March 31, 2011 financial statements include OnPoint given the April 15, 2011 closing date, or revise as necessary. Your historical financial statements should not reflect the recapitalization until your present financial statements for the period that includes the closing date of the merger, i.e. financial statements as of and for the six months ended June 30, 2011. In this regard, it appears to us that you should revise your March 31, 2011 Form 10-Q to present the financial statements of Vertical Health Solutions, Inc. prior to the consummation of the merger. You should also provide a subsequent events footnote to describe the reverse merger.

Response:

As with any reverse merger, the accounting acquirer’s (OnPoint) financial statements become the issuer’s (VHS) financial statements.  OnPoint’s financial statements for March 31, 2011 needed to be filed because there could not be a break in between the audited financial statements as of December 31, 2010 which were filed in the Form 8-K on April 21, 2011 in accordance with Topic 12 (12210.2) of the Commission’s Financial Reporting Manual.  The Company believed it was best to file OnPoint’s financial statements for March 31, 2011 with the Form 10-Q for the period ended March 31, 2011 which was due within 45 days from March 31, 2011 rather than file an amended 8-K at a later date.  Since VHS was a shell company prior to the merger, there was very little activity (less than $6,500 in expenses) to report and the only financial information material to the investors would be that of OnPoint (the accounting acquirer).  Therefore, because the reverse merger took place before the next filing was due (May 16, 2011), the Company believed it was most appropriate to file this 10-Q as if the merger transaction had taken place.  For all future periods going forward, the historical financial statements will be that of OnPoint and not VHS.

If the transaction had closed on or before March 31, 2011, the filing as reported would be exactly the same.  VHS’s financial statements for this transitional period would essentially disappear with the accounting acquirer’s financial statements taking their place.  In the March 31, 2011 10-Q, footnote #2 to the financial statements was included on the reverse merger to let all of the readers know what took place.  Please take note that we did include a balance sheet of VHS as of March 31, 2011 in this footnote.  Including any additional information on VHS would not be material to any reader of these financial statements.  For these reasons, we believe the 10-Q as originally filed is appropriate based on the circumstances and the timing of the events.

Item 4. Controls and Procedures, page 16
(a) Disclosures Controls and Procedures, page 16

SEC Comment:

58.                                 Please consider whether the inclusion of the March 31, 2011 OnPoint financial statements in your Form 10-Q, prior to the April 15, 2011 closing date, impacts your original conclusion on the effectiveness of your DC&P as of March 31, 2011.  To the extent that you continue to conclude that your DC&P was effective, explain to us the basis for your conclusion.

Response:

We note your comment and will revise the DC&P in the Form 10-Q to conclude that, as of March 31, 2011, the DC&P were not effective.

SEC Comment:

59.                                 To the extent that you revise to now conclude your DC&P was ineffective as of December 31, 2010 in response to our comment above, and you continue to conclude that your DC&P was effective as of March 31, 2011, also explain to us the factors that resulted in the different DC&P effectiveness conclusions as of these two dates.

Response:

Please see our response to Comment 58.

SEC Comment:

60.                                 We note the conclusion that, as of March 31, 2011, your disclosure controls and procedures (“DC&P”) were (1) effective in that they were designed to ensure that material information relating to you is made known to your CEO and CFO to allow timely decisions regarding required disclosures, and (2) effective in that they provide reasonable assurance that information required to be disclosed by you in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Please revise to state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are either effective or ineffective at that reasonable assurance level. Alternatively, revise to remove the reference to the level of assurance related to your DC&P. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

Response:

We intend to revise the DC&P as follows:

Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of March 31, 2011, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our chief executive officer and our chief financial officer as appropriate to allow timely decisions regarding required disclosure.

In addition, the Company acknowledges the following:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above responses will be acceptable to the Staff.  Please do not hesitate to contact me at (612) 568-4210 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours,

/s/ William T. Cavanaugh

William T. Cavanaugh
Chief Executive Officer

cc:	Emilio Ragosa, Esq.

ANNEX A

MARKED COPY OF AMENDMENT NO. 1 TO FORM 8-K